Exhibit No. 3

                                   February 21, 1997
The Board of Directors
WHG Bancshares
1505 York Road
Lutherville, MD 21093

Attn: John E. Lufburrow,
      Chairman of the Board

Dear Mr. Lufburrow:

     I wrote to you January 2, 1997, with comments based upon your year-end (9/96) financial results. Now that I have reviewed your December results
(10Q), I have renewed concerns. My comments which follow are based upon full (1,620,000) shares outstanding.

     You need to take action now to justify the price of our stock (and possibly enhance it). At a $13.50 bid, our stock is way overpriced based on the present fundamentals, and will likely decline unless enhancements are made.

     I. LACK OF EARNINGS:
     The December, 1996 quarter resulted in even poorer earnings of only $.10 per share, down from $.14 for the September, 1996 quarter. At this current rate, your annual rate of earnings is only $.40 per share. Therefore our stock now trades at a very rich multiple, 33 times earnings. Our stock is overpriced, and vulnerable to decline.

     II. RATIO TO BOOK:
     At December 31, 1996 book is $13.90 per share. Stock now trades at a very full 97% of book. You have now been public 10 1/2 months, and I see no good reason why you have not implemented and completed at least one 5% repurchase. You have missed that opportunity and deprived shareholders of the reasonable benefits of such action.

     III. ASSETS AND DEPOSITS:
     At December 31, 1996 assets and deposits are the lowest of the last four quarters. Assets, at 95.9 million, are down from
111.7 million (3/96), down from 97.6 million at 6/30/96, and down from 96.5 million at 9/30/96. Deposits have similarly declined steadily:
73.3 million, 72.2, 72.1 and 71.3 from 3/96 to 12/96. Where is the growth? How can stock rise? It won't, and it is vulnerable




                            Page 15 of 16 Pages

The Board of Directors
WHG Bancshares
February 21, 1997
Page 2

     to a decline.

     IV. ROE:
     The return on equity, annualized, based upon 12/96 results, is a paltry 2.9%. Unfortunately, this is about the lowest I've ever seen. It calls out for improvement through a "return of capital" special dividend.

     V.   ANNUAL REGULAR DIVIDEND:
     The regular dividend is paltry at only .05 per quarter. With your excessive, and inefficient, capital ratio of 23.4%, it should be doubled.

     VI.  RATIO OF NET INTEREST INCOME TO G & A:
     This most important measure of "core" performance is at the lowest level of the past 5 quarters, since December, 1995 (prospectus). It is only 1.27 percent (after provision) down from 1.33, 1.41, 1.78 and 1.54 (December, 1995 through September, 1996 quarters).

     VII. OPERATING EXPENSES TO ASSETS RATIO:
     The ratio of operating expenses to assets, at 2.74% (annualized) for the December quarter, is the worst of the past 5 quarters, since December, 1995 (prospectus) when it was 2.42%. There can be no meaningful earnings with this high level of expenses, and higher than your peers.

     VIII.     EFFICIENCY RATIO:
     The efficiency ratio is the worst of the past 5 quarters, now at 70%.

     Our company is foundering. You need to pay a large return-of-capital dividend now. This will enhance share value for all stockholders and make the balance sheet more attractive to a potential acquiror. With the trend of results you've shown over the last 4-5 quarters, continued independence seems not to be a viable option. You need to explore strategic alternatives now and align yourself with a larger financial institution that will pay handsomely for the franchise, the deposits and their ability to cut costs.

     I hope to hear from you about these serious concerns.

                                        Very truly yours,


                                        Jerome H. Davis
                                          (signature)


                            Page 16 of 16 Pages